January 10, 2011

VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re: Nutrisystem, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010

Definitive Proxy Statement filed on Schedule 14A

Filed April 5, 2010
File No. 000-028551

Dear Mr. Owings:

This letter is submitted on behalf of Nutrisystem, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filings, as set forth in your letter dated December 27, 2010 (the "Comment Letter"). We have reviewed our fax log and determined that the registrant did not receive the Comment Letter by fax. For future reference, the Company can be reached via facsimile at (215) 706-5388. The "hard" copy of the Comment Letter was post-marked December 30, 2010 and received by the registrant on January 4, 2011.

Due to the demands imposed on the Company's officers by the day-to-day operations of the Company's business, and particularly in light of the seasonality of the Company's business with the first calendar quarter being the Company's busiest, the Company will not be able to complete its response within the ten (10) business day period specified in the Comment Letter. The Company hereby requests an extension of ten (10) business days (through January 26, 2011) to respond to the Comment Letter. We appreciate the staff's courtesy in this matter.

If you have any questions regarding the foregoing, please contact our counsel, James W. McKenzie, Jr. at (215) 963-5134 or Meredith M. Armstrong at (215) 963-5460 at Morgan, Lewis & Bockius LLP. They can also be reached via facsimile at (215) 963-5001.

Sincerely,

/s/ Joseph M. Redling

Joseph M. Redling
Chief Executive Officer

cc: James W. McKenzie, Jr., Esq., Morgan, Lewis & Bockius LLP
Meredith M. Armstrong, Esq., Morgan Lewis & Bockius LLP